UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 25, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hawaiian Electric Company, Inc.
Hawaiian Electric Industries, Inc.

File Nos. 1-08503 and 1-04955
CF#30692

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Hawaiian Electric Company, Inc. and Hawaiian Electric Industries, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 21, 2014.

Based on representations by Hawaiian Electric Company, Inc. and Hawaiian Electric Industries, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7(c)   through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary